Exhibit 99.2
VALCENT PRODUCTS INC.
[Formerly - Nettron.com, Inc.]

THE ATTACHED INTERIM FINANCIAL STATEMENTS FORM AN INTEGRAL PART OF THIS MANAGEMENT DISCUSSION AND ANALYSIS AND ARE HEREBY INCLUDED BY REFERENCE

Management Discussion and Analysis as of February 28, 2006

Effective March 24, 2004 the Company disposed of its interest in its wholly owned subsidiary Nettron Media Group (“NMG”). The Company then began exploring business opportunities that might allow the Company to re-start commercial operations. During the three months ended September 30, 2004 the Company completed the acquisition of the worldwide marketing and development rights to certain products and technologies and now in the process of completing their development. The Company’s auditors have expressed doubt about the Company’s ability to continue as a going concern owing to uncertainty as to the Company’s development and marketing of these products.

Trend Analysis

Prior to the three months ended September 30, 2005 the company’s sole activity is its search for a suitable acquisition or acquisitions that can be made and financed at prices and terms that make business sense. The acquisitions targeted will provide products and/or services to customers; they should also have the potential to be grown significantly by excellence in marketing.

The company has regularly been behind major trends and as a result missed them.

During the six months ended December 31, 2005 the Company completed the Company completed a licensing agreement whereby it has acquired the exclusive worldwide marketing rights to certain products developed by MK Enterprises LLC. As a result of this acquisition future trend of the Company are not expected to be reflective of the past when the Company was seeking new business opportunities.

Valcent Products Inc. [formerly Nettron.Com, Inc.]
Selected Financial Data [Annual]
(Expressed in Canadian Dollars)

	12 months ended March 31
	2005	2004	2003
Net Operating Revenues	$0	0	0
Loss (Income) from operations	$45,694	24,932	(81,637)
Loss (Income) from continued operations	$45,694	25,885	(82,433)
Net (Income) loss per Canadian GAAP	$45,694	23,647	(82,433)
Loss (Income) per share from continued operations	$0.01	0	(0)

Share capital	$2,999,420	2,999,420	2,999,420
Common shares issued	6,435,374	6,435,374	6,435,374
Weighted average shares outstanding	6,435,374	6,447,041	6,447,041
Total Assets	$936	2,059	18,866
Net assets (liabilities)	$(237,950)	(192,256)	(168,609)

Cash Dividends Declared per Common Shares	$0	0	0

Exchange Rates (Cdn$ to U.S.$) period average	$0.7824	0.7393	0.6797

Applicable U.S. generally accepted auditing standards would have required the Company’s auditors to include an explanatory paragraph in their Auditors’ Report on the March 31, 2005 consolidated financial statements stating that existing conditions raise substantial doubt about the Company’s ability to continue as a going concern. This doubt is due to the fact that the Company has accumulated significant losses to March 31, 2005 and there can be no assurance that management’s plans to generate funds for operations will be successful in the future. Under Canadian auditing standards no such reference to going concern is permitted in the audit opinion.

Overview

Prior the quarter ended September 30, 2005 the company‘s sole focus is on finding and completing a suitable acquisition, or suitable acquisitions. This activity is largely carried out by the directors and large shareholders at their own expense. Accordingly its revenue is insignificant and certainly not material.

The Company is a development stage company, having first begun revenue-generating activities after the June 30, 1998 acquisition of Bikestar, a bike rental company, and Arizona Outback, an adventure tour company. Effective January 1, 2001 Arizona Outback and Bikestar were sold.

Subsequent to pursuing the recreational activities, through NMG the Company focused on an interactive dating service called Cupid’s Web which was designed to serve both computer and non-computer users. During the period the Company continued to offer free memberships to Cupid’s Web in an effort to test market the service and as an incentive to build the membership base to about 15,000 members. Once the membership base reached 15,000 members, and the Company had available the necessary working capital it expected to begin billing existing and any new members for services and to begin to actively implement its cross selling strategy to businesses. No revenue has been earned from the Cupid’s Web business. Effective March 24, 2004 the Company disposed of its interest in the wholly-owned subsidiary, NMG.

In April 2005, the Company's shareholders approved a plan to reorganize the Company by:

1.	A 3-old for 1-new consolidation of its common shares;
2.	Approving the change of the Company's name to Valcent Products Inc.;
3.	Approving the Company's new 2004 U.S. Stock Option Plan;
4.	Approving the amendment of the Company's existing Incentive Stock Option Plan;
5.	Consenting to the issuance of common shares to settle outstanding liabilities;
6.
Subject to completion of due diligence and entering into formal documentation, the acquisition of a licence to certain proprietary technology owned by an arms-length, third party for up to 20,000,000 post-consolidation common shares;

7.	Approving a private placement of convertible notes for up to US $1.5 million, simultaneous with the closing of the acquisition of the license.

As of December 31, 2005, the above items have been completed and have been completed and the Company is now focused on developing and marketing its products under license. The products acquired included the following:

Skincare System

The skincare system is a personal hygiene product designed to facilitate action of skin cleansers lifting deep-seated impurities locked in skin pores; exfoliate the surface of the epidermis; improve the transfer of skin nutrients from epidermal creams; increase blood circulation and open blood vessels in applied areas; stimulate the body’s natural processes to speed healing & boost immunity, enhance collagen formation/repair, and delay/minimize the skin’s natural tendency to wrinkle. The technology utilizes high speed vibrations and interchangeable attachments to achieve the desired results. The system is compact, self-contained and powered by a rechargeable battery, much like an ultrasonic toothbrush. The skincare system is provided with disposable pads that easily snap onto the application head. It can be used with water or with any cleaning soap that is intended for facial use. It will be sold with special soaps/cleansers/creams designed to maximize the desirable effects. Initial trials show that the system has a very positive impact, not only on skin beauty, but also on factors related to skin health.

The Duster

Connecting to standard vacuum cleaners, the duster is a unique and versatile multi-purpose dusting and cleaning (non-motorized) vacuum attachment that specializes in blinds and shutters. The duster is ergonomically designed and functions proficiently with a sophisticated dual impeller system. The negative air pressure creates a powerful rotation of a soft statically charged brush system. The dust particles on the long fibers of the brush rotate with the brush and travel to the inside of a cover where the brush fibers hit a receptacle, knocking the dust particles free from the brush and allowing them to be sucked up the vacuum hose. The brush material is such that it develops a slight electrostatic charge as it rotates, working similar to an electromagnet. Unlike most or all other dusters, the duster removes the dust particles from the environment rather than displacing them into the air. Specializing in Venetian-type blinds, the duster is also a very efficient, labor-saving way to clean items that have difficult, uneven and/or textured surfaces like computer keyboards, piano keys, lampshades, chandeliers, picture frames, TV and computer screens, vehicle dashboards etc.

The Garden Kit

The garden kit is designed to take advantage of the Licensor's proprietary Plant Tissue Culture (“PTC”) and offers, direct to the consumer, an easy to use kit featuring plants not readily available in the marketplace. The PTC process allows select plants to be replicated without genetic manipulation thus these plants are of superior quality with guaranteed traits and have significantly improved life span.

Pursuant to the agreement the Company has agreed to issue MK Enterprises LLC and its assigns 20 million common shares, of which 11,611,975 have been issued and the balance reserved for issuance, paid a $125,000 U.S. license fee, paid $125,000 US in costs related to the development of the products since March 17, 2005 and royalties as to $10 U.S. per Skincare System unit sold, $2 U.S. per Duster sold and 4.5% of the net sales of the Garden Kit. In addition the Company has agreed to pay a royalty of 3% of net sales related to ancillary product sales from these products. For future products developed by MK Enterprises LLC, that the Company elects to acquire the rights to, it has agreed to pay a royalty of 4.5% of net sales of the new product plus 3% of net sales from ancillary product sales. Also in order to keep the products under license the Company has agreed to a minimum royalty schedule per product for each of the Skincare System, Duster and Garden Kit and their related ancillary products of $37,500 for the second license year and $50,000 per year thereafter. For any new products acquired they will be subject to minimum royalties of $50,000 per year also beginning in the second year. To keep the overall master license in good standing the Company has agreed that beginning in the second license year that the total of royalties plus other fees paid to MK Enterprises LLC shall be at least $400,000 U.S. per year.

In conjunction with the master license agreement the Company also engaged the services of MK Enterprises LLC to consult on the development of the products for $156,000 US per year plus a relocation allowance of $8,000.

Results of Operations for the Years Ended March 31, 2005 and March 31, 2004

For the years ended March 31, 2005 and March 31, 2004, the Company had a Loss from continued operations of $45,694 and $25,886, respectively.

Operating Expenses

Until March 24, 2004, the Company continued its Internet operations with an interactive dating service called Cupid’s Web. Cupid’s Web membership drive to non-paying members commenced during November 1999. During the year the Company had no available working capital and its marketing efforts were purely passive. No revenues were earned from its Internet marketing activities for the years ended March 31, 2004. Effective March 24, 2004 the Company disposed of its interest in the wholly-owned subsidiary, NMG and since that time has been pursuing other opportunities.

The Company expended $45,694 in 2005 and $24,932 in 2004 for general expenses primarily related to corporate operations. The expenses were composed of items related to maintaining the Company’s status as a reporting public company, compliance matters, reporting to shareholders and in the professional fees preparing for the restructuring of the Company.

Amounts paid to or accrued to related parties for rent and management was consistent with recent historical amounts.

Other Income and Expenses

There were no reportable amounts.

Net Loss and Net Loss Per Share

The reported loss of $45,694 or $0.01 per share in 2005 were consistent with historically reported amounts of $23,647 or $0.001 per share in 2004.

Results of Operations for the 9 months ended December 31, 2005 and December 31, 2004

The Company expended $31,654 in 2004 for general expenses primarily related to maintaining corporate operations. The expenses were composed of items related to maintaining the Company’s status as a reporting public company, compliance matters, reporting to shareholders and in the professional fees preparing for the restructuring of the Company.

During the period ended December 31, 2005 the Company began operations to raise money and develop the products under the license agreement. In total the loss for the period was $1,368,129.

Included in the loss was $467,362 in investor relation charges related to the raising of $1,277,200 US in convertible debentures and included cash commission paid and the issuance of 425,735 common shares at a deemed cost of $285,242 to various finders.

Also in relation to the raising of $1,277,200 US in convertible debentures and in conjunction with the preparation of the license agreement and underlying patents the Company incurred $203,512 in professional fees. Professional fees also include $15,000 paid to a director who provided accounting services and $10,791 paid for executive search services.

Product development costs totaled $349,014 for the period and were primarily made up of salaries and paid to employees and consultants of the company related to engineering issues related to the products.

Office and miscellaneous costs of $61,330 are significantly higher than normal owing to costs associated with ramping up operations and outfitting of the El Paso office.

Bank charges and interest of $108,962 are directly related to costs incurred in relation to the $1,277,200 US in convertible debentures.

Rent expense of $45,786 now includes the El Paso office which will run around $11,500 per quarter. The Company has signed a three year lease related to these premises at $3,170 per month. Included in rent expense are leasehold improvement costs to premises.

Filing and transfer fees are up significantly to $30,200 owing to the costs of the name change and holding an annual general meeting.

Owing to the strengthening of the Canadian dollar over the US dollar the Company recorded a foreign exchange gain of $13,089.

Liquidity and Capital Resources

Since the Company is organized in Canada, the Company’s financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

During the nine months ended December 31, 2005 to finance the purchase of the Product License and to provide working capital for its development the Company has issued $1,277,200 U.S. in 8% per annum convertible notes and stock purchase warrants whereby for each $0.75 US in convertible note purchased the holder will receive one class A warrant which will entitle him to purchase an additional common shares at $0.50 U.S. until August 5, 2008 and one class B warrant which will entitle him to purchase an additional common shares at $0.75 U.S. until August 5, 2008. The holders of the convertible notes may, subject to trickle out provisions, elect to convert note and any unpaid interest into common shares of the Company at the lesser of (i) 70% of the average of the five lowest closing bid prices for the common stock for the ten trading days prior to conversion and (ii) $0.55 U.S. The Company may, subject to notice provisions and the common shares trading above $1.50 U.S. per share for more than twenty consecutive trading days, elect to payout the notes and interest due by paying 130% of the amount due under notes plus interest. In conjunction with this financing the Company has paid a finders fees of 10% of the gross proceeds in cash and which is included in investor relations, 425,735 common shares at a deemed value of $285,242, 255,440 finders A warrants whereby the holders shall have the right to purchase 255,440 common shares at $0.50 U.S. per share until August 5, 2008 and 425,733 finders B warrants whereby the holders shall have the right to purchase 425,733 common shares at $0.75 U.S. per share until August 5, 2008.

Certain of the convertible notes contained registration rights which to date have not been met. As at December 31, 2005 the Company has accrued $57,147 in penalties pertaining to these registration rights and is subject to a penalty of 2% every thirty days thereafter until such time as its meets its registration requirements.

The Company currently has minimal cash available and expects to raise money by way of a private placement or debt issuance.

As at December 31, 2005, the Company had accumulated losses totaling $4,605,499. The continuation of the Company is dependent upon the economic development and marketing of its products. The Company will continue to require additional financing. As noted, these conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustment that might arise from uncertainty. However, had the audit been conducted in accordance with U.S. generally accepted auditing standards the auditors would have reflected these concerns in their report and would have included an explanatory paragraph in their report raising concern about the Company's ability to continue as a going concern.

Valcent Products Inc. [formerly Nettron.com, Inc.]
Selected Financial Data [Quarterly - unaudited]
(Expressed in Canadian Dollars)

	Quarter Ended
	3/31/2004	6/30/2004	9/30/2004	12/31/2004	3/31/2005	6/30/2005	9/30/2005	12/31/2005

Net Operating Revenues	$0	0	0	0	0	0	0	0
Loss (Income) from operations	$2,837	11,777	9,661	10,597	13,659	16,442	787,815	553,653
Loss (Income) from continued operations	$2,837	9,705	9,078	10,038	16,873	16,797	787,815	553,653
Net (Income) loss per Canadian GAAP	$1,342	9,705	9,078	10,038	16,873	16,797	787,815	563,517
Loss (Income) per share from continued operations	$0.01	0.01	0.01	0.01	0.01	0.01	0.07	0.01

Share capital	$2,999,420	2,999,420	2,999,420	2,999,420	2,999,420	3,234,029	4,021,337	4,099,870
Common shares issued	6,435,374	6,435,374	6,435,374	6,435,374	6,435,374	3,750,125	14,217,177	15,787,835
Weighted average shares outstanding	2,145,125	2,145,125	2,145,125	2,145,125	2,145,125	3,750,125	10,690,235	9,425,172
Total Assets	$2,059	5,883	705	926	936	723	2,028,815	1,588,598
Net assets (liabilities)	$(192,256)	(201,961)	(211,040)	(222,196)	(237,950)	(20,138)	477,289	(26,228)

Cash Dividends Declared per Common Shares	$0	0	0	0	0	0	0	0

Additional Disclosure for Venture Issuers Without Significant Revenue

The business of the Company entails significant risks, and an investment in the securities of the Company should be considered highly speculative. An investment in the securities of the Company should only be undertaken by persons who have sufficient financial resources to enable them to assume such risks. The following is a general description of all material risks, which can adversely affect the business and in turn the financial results, ultimately affecting the value of an investment the Company.

We Have A History Of Operating Losses And We May Have Operating Losses And A Negative Cash Flow In the Future

We Need Additional Financing To Meet Our Current And Future Capital Needs And We May Not Be Able To Secure That Financing

Our Auditors Have Indicated That U.S. Reporting Standards Would Require Them To Raise A Concern About The Company’s Ability To Continue As A Going Concern

We Have Only Limited Experience As A Public Reporting Company Which May Place Significant Demands On Our Operations

The Company’s Inability To Attract And Retain New Personnel Could Inhibit Our Ability To Grow Or Maintain Our Operations

There Is Only A Limited Market For Our Common Shares

The Price Of Our Common Shares May Be Volatile Which Could Result In Substantial Losses For Individual Shareholders

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements.

Table of Contractual Obligations

The Company has signed a three year lease related to office premises in El Paso Texas at $3,170 per month and around thirty-one months remain.

Critical Accounting Estimates

There are no critical accounting estimates.

Changes in Accounting Policies

There have been no changes in accounting policies.

Related Party Transactions

All related party transactions have been recorded at the exchange amount being the consideration established and agreed to by the related parties and other disinterested directors and officers of the Company. All share transactions have been recorded at that the then market at the time the transaction was entered into.

(a)	During the nine months ended December 31, 2005 $153,349 of accounts payable due to directors or companies controlled by directors was settled by way of the issuance of 1,106,486 common shares.

(b)
During the nine months ended December 31, 2005 the Company completed a licensing agreement for the exclusive worldwide marketing rights to a Skincare System, a Duster, a Garden Kit and a right of first offer on future products developed by MK Enterprises LLC. The Company has agreed to issue MK Enterprises LLC and its assigns 20 million common shares at a deemed cost of $1,000,000, of which 11,611,975 have been issued with the balance reserved for issuance and included in share subscriptions, pay a $125,000 U.S. license fee (paid), pay $125,000 in costs related to the development of the products since March 17, 2005 (paid) and royalties as to $10 U.S. per Skincare System unit sold, $2 U.S. per Duster sold and 4.5% of the net sales of the Garden Kit. In addition the Company has agreed to pay a royalty of 3% of net sales related to ancillary product sales from these products. For future products developed by MK Enterprises LLC, that the Company elects to acquire the rights to, it has agreed to pay a royalty of 4.5% of net sales of the new product plus 3% of net sales from ancillary product sales. Also in order to keep the products under license the Company has agreed to a minimum royalty schedule per product for each of the Skincare System, Duster and Garden Kit and their related ancillary products of $37,500 for the second license year and $50,000 per year thereafter. For any new products acquired they will be subject to minimum royalties of $50,000 per year also beginning in the second year. To keep the overall master license in good standing the Company has agreed that beginning in the second license year that the total of royalties plus other fees paid to MK Enterprises LLC shall be at least $400,000 U.S. per year. Subsequent to negotiating the above transaction with MK Enterprises LLC one of its directors became a director and officer of the Company.

(c)
The Company issued 100,000 options to acquire that same number of commons shares to a director of the Company at $0.45 US per share until October 17, 2007 during the nine months ended December 31, 2005.

(d)
During the nine month period ended December 31, 2005 and 2004, the Company paid or accrued fees to directors and companies controlled by directors for the following services directors for the following services:

	2005	2004

Management fees	$4,000	$4,500
Rent	$1,500	$4,500
Product Development	$87,447	$—
Professional fees	$15,000	$—

(e)	Subsequent to December 31, 2005 the Company issued a Director an option to acquire 300,000 common shares at $0.50 until February 31, 2011.